Exhibit 12.2

ARIZONA PUBLIC SERVICE COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Six Months Ended June 30,	Twelve Months Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations attributable to common shareholders	$145,230	$421,219	$424,969	$395,497	$336,249	$335,663
Income taxes	78,780	237,360	245,095	244,396	192,542	170,465
Fixed charges	99,056	204,198	202,457	214,227	238,286	234,184
Total earnings	$323,066	$862,777	$872,521	$854,120	$767,077	$740,312
Fixed Charges:
Interest charges	$93,133	$193,119	$194,616	$205,533	$229,326	$225,269
Amortization of debt discount	2,237	4,168	4,046	4,215	4,616	4,559
Estimated interest portion of annual rents	3,686	6,911	3,795	4,479	4,344	4,356
Total fixed charges	$99,056	$204,198	$202,457	$214,227	$238,286	$234,184
Ratio of Earnings to Fixed Charges (rounded down)	3.26	4.22	4.30	3.98	3.21	3.16